Filed in the office of Dean Heller Secretary of State State of Nevada
Document Number 20050454680-54
Filing Date and Time 10/04/2005 9:17 AM
Entity Number C7282-2000

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporation

(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1.	Name of corporation: Secured Data, Inc.

2.	The articles have been amended as follows (provide article numbers, if available):

1.	ARTICLE FIRST is amended to read as follows: “FIRST. The name of the Company shall be Huifeng Bio-pharmaceutical Technology Inc.”

2.
ARTICLE FOURTH is amended by adding an additional sentence to the end of said Article of Incorporation to read as follows:
“Each block of eighteen (18) shares of $0.001 par value common stock of the Company which is issued and outstanding shall be, and hereby is, split-up and changed into one (1) fully paid and non-assessable share of $0.000555 par value common stock of the Company.”

3.
The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:53,850,640 out of 93,604,958 outstanding.

4.	Effective date of filing (optional): 10/5/05

5.	Office Signature (required): /s/ Jingan Wang